Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CNW

FOR:    Sierra Wireless, Inc.

TSX: SW

Nasdaq: SWIR

May 25, 2007

Sierra Wireless, Inc. Completes Acquisition of AirLink Communications, Inc.

VANCOUVER, BRITISH COLUMBIA — Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) announced today that it has completed the acquisition of AirLink Communications, Inc. (“AirLink”), a privately-held developer and supplier of high value fixed, portable and mobile wireless data solutions for industrial and public safety applications.  AirLink achieved solid growth with revenue of $24.8 million in 2006, compared to $19.8 million in 2005.  AirLink had earnings from operations of $3.9 million in 2006 and gross margin of 44%.

The combination joins AirLink, a leading provider of fixed, portable and mobile wireless connectivity devices, embedded software and remote device management software, with Sierra Wireless, a leading provider of wide area wireless solutions for mobile computing.  The combined entity is expected to be a leader in mobile computing as well as rugged, intelligent mobile and M2M connectivity solutions.

Sierra Wireless paid cash consideration of $11.0 million, plus $1.0 million for customary closing adjustments and issued approximately 1.3 million shares to the shareholders of AirLink.

The business will be fully integrated under a single management team, comprised of both Sierra Wireless and AirLink personnel.  The business will continue under the Sierra Wireless name, will be headquartered in Richmond, British Columbia and will be led by Jason Cohenour, President and Chief Executive Officer.  Andrew Berman, AirLink’s CEO, will become the Senior Vice-President and General Manager of the Sierra Wireless “Mobile and M2M” business segment.

Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form, which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond the control of the Company. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR — TSX: SW) develops and markets wide area wireless solutions for mobile computing. The Sierra Wireless product portfolio includes the award-winning AirCard® line of wireless modems, embedded modules for original equipment manufacturers (OEMs), and the MP line of rugged, vehicle-mounted wireless modems. Sierra Wireless also offers professional services to OEM customers during product development, leveraging the company’s expertise in wireless design and integration to provide built-in wireless connectivity for notebook computers and other portable computing devices. Sierra Wireless is headquartered in Richmond, British Columbia, Canada, with additional offices in Carlsbad, California, London, and Hong Kong. For more information about Sierra Wireless, please visit www.sierrawireless.com.

“AirCard” is a registered trademark and “AirCard Enabled” is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1185

Website: www.sierrawireless.com

Email: dmclennan@sierrawireless.com

INDUSTRY : CMT